Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                December 5, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1262
                Global 100 Dividend Strategy Portfolio, Series 1
                       File Nos. 333-199758 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding Amendment No. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1262, filed on December 3, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global 100 Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- International 50 Dividend Strategy

      1. Please disclose how the final portfolio will be selected if less than 50 securities are available for the International 50 Dividend Strategy. Please also clarify whether the securities in the portfolio will be equally-weighted across the Trust.

      Response: The disclosure has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren